Exhibit 99.1

Descartes To Acquire Visual Compliance / eCustoms Business
Strengthens Denied Party Screening Footprint for Global Logistics Network Customers and Partners

WATERLOO, Ontario, January 28, 2019 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has signed a definitive agreement to acquire the businesses run by the Management Systems Resources Inc. group of companies operating under the names “Visual Compliance,” “eCustoms” and “MSR” (collectively, “Visual Compliance”).

Visual Compliance provides software solutions and services to automate customs, trade and fiscal compliance processes, with a focus on denied and restricted party screening processes and export licensing. Visual Compliance is based in Canada and serves over 2,000 customers with over 67,500 subscribers operating in over 100 countries.

Denied/restricted party screening is the review of people, goods, services and/or commodities against comprehensive lists published by governments and international organizations identifying people, organizations and countries with whom it is illegal or restricted to transact business. In the international trade context, compliance with these sanction lists is actively enforced by governments around the world, with consequences including large fines, revocation of export privileges and/or criminal prosecution. Descartes and Visual Compliance provide data, content and solutions to customers and partners, like SAP and Oracle, to enable comprehensive global trade compliance reviews to be completed.

“The penalties for doing business with sanctioned parties can be far reaching and severe,” said Ken Wood, EVP Product Management at Descartes. “By adding Visual Compliance’s solutions and domain expertise to our existing Descartes MK Data denied parties screening business and Global Logistics Network, we’re in an even stronger position to help our customers navigate the trade compliance landscape while managing the full lifecycle of their shipments.”

“Trade compliance is a critical issue for our Global Logistics Network customers and our United by Design partners. This is especially so in the current environment where trade agreements are being re-negotiated, tariffs and duties are changing at a rapid pace, and sanctions on restricted or denied parties are being increasingly enforced,” said Edward J. Ryan, Descartes’ CEO. “We’ve had tremendous historical success in combining with higher-margin trade data content businesses, like Visual Compliance, to help our partners and customers better manage the increasing complexities of international trade. We’re very excited to add Visual Compliance to the Global Logistics Network and further strengthen the value we can bring to our customers and partners.”

Visual Compliance Transaction Details
Descartes has agreed to acquire Visual Compliance for approximately CAD $330 million (approximately US $250 million), including working capital acquired. The transaction is structured as a combination of asset and share purchases. Descartes will partially satisfy the purchase price by issuing approximately CAD $12 million (approximately US $9 million) in Descartes common shares to individuals receiving proceeds from the transaction including members of management, with the exact number of shares to be determined at closing using the weighted average closing price of Descartes’ shares for a period before the closing date. The balance

The Descartes Systems Group Inc. | TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

of the purchase price (approximately CAD $318 million or approximately US $241 million) will be satisfied in cash, primarily drawn from Descartes’ amended and expanded revolving credit facility (described below). The transaction is expected to close in February and is subject to customary closing conditions, including stock exchange approval for the issuance of shares.

Amended and Increased Revolving Credit Facility
Descartes has amended and increased its existing US $150 million senior secured revolving credit facility. The new amended increased facility, with BMO as sole lead and arranger, consists of a US $350 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions, including the Visual Compliance transaction. With the approval of the lenders, the credit facility can be further expanded to a total of US $500 million. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term ending in January 2024. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets.

Conference Call to Discuss Visual Compliance Acquisition
Members of Descartes' executive management team will host a conference call to discuss the Visual Compliance transaction today at 8:30 a.m. ET, Monday, January 28, 2019. Designated numbers are 1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6556259#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11.30 a.m. ET, and until February 4, 2019, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 6556259#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Visual Compliance
Visual Compliance has operated since 1983. Visual Compliance has approximately 100 employees primarily based out of Toronto, Ontario, with a supporting office in Buffalo, New York. Visual Compliance’s revenues for the fiscal year ended April 2018 were approximately CAD $40 million. Visual Compliance’s average revenue growth rate over the past 4 years has been approximately 10%. More details on Visual Compliance can be found at www.visualcompliance.com.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Visual Compliance including the potential closing of the transaction and timing thereof; the expected purchase price and methods of funding for the transaction; the ability to provide customers with additional products and services and to strengthen relationships with

The Descartes Systems Group Inc. | TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

existing customers and partners of both Visual Compliance and Descartes; Visual Compliance’s domain expertise in this market; other potential benefits derived from the acquisition; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risk that the conditions to the proposed transaction are not satisfied on a timely basis or at all and the failure of the proposed transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; risk resulting from the commitment to issue Descartes common shares in connection with the acquisition of a fixed value; the diversion of management time on transaction-related issues and integration; risks relating to the incurrence of additional debt to fund the proposed transaction, and the ability of Descartes to repay such debt, including risk relating to its ability to access the capital markets to fund such repayment or to meet its future funding requirements; the impact of general market, economic, industry or political conditions; currency fluctuation risk; risk related to integration of Visual Compliance’s technology platform, including assumption of any IT security risk; operational risk of Visual Compliance’s business, including failure of internal controls; retention of key personnel of Visual Compliance; competitive threats to Visual Compliance’s business, including threat of new entrants; threat of governments standardizing regulation and/or providing free access to regulatory trade data; risk of negative response to the proposed transaction by Descartes’ business partners; failure to integrate Visual Compliance’s business on a timely basis or basis that achieves anticipated synergies or fails to maintain the value of its business; and other risks, factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could impact our ability to complete the transaction and/or materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com